EXHIBIT 4(b)

EXECUTIVE DEFERRED COMPENSATION PLAN HIGHLIGHTS

Executive Deferred Compensation Plan Highlights

Beginning in 2005, the AstraZeneca Executive Deferral Plan (“AZEDP”) will be replaced by AstraZeneca’s Executive Deferred Compensation Plan (“EDC Plan”). Like the current AZEDP, the EDC Plan offers you the opportunity to defer eligible compensation, generally on a before-tax basis, beyond the limits allowable in a qualified savings plan. However, the EDC Plan reflects changes needed as a result of the American Jobs Creation Act of 2004, which was recently signed into law.

Highlights of the new plan are provided below, along with an election opportunity for the 2005 plan year, which begins on April 1, 2005. The new plan has been developed based on our current understanding of the new law and may be further modified to conform to any additional guidance on deferred compensation issued by the Treasury/IRS.

Participation in the EDC Plan is voluntary, but the election to defer compensation must be completed before the calendar year begins. If you decide to participate in the [                  ] Plan Year, the EDC Plan Election Form enclosed must be returned to [                    ] in Compensation by [___________  __, ____].

Enrollment Key Dates
o	Week of [ ] - Enrollment information sent to eligible employees
o	___________ __, ____ - Enrollment Election Forms received by Compensation
o	___________ __, ____ - Enrollment Confirmation Statements mailed
o	___________ __, ____ - [ ] EDC Plan year begins

EDC Plan Year

For 2005, the EDC Plan year will begin on April 1, 2005 and end on December 31, 2005. Commencing in 2006, the plan year under the EDC Plan will be the full calendar year.

Compensation Eligible for EDC Plan Deferral

You are eligible to defer between 5% and 100% of the following compensation for the [             ] Plan Year:

•	Base Salary	Your salary in effect during the plan year
(___________ __, ____ - ___________ __, ____).

•	[ ] Bonus Compensation	Annual incentive award for [ ] performance.

•	[ ] EPSP Awards	Awards earned under the AstraZeneca Executive Performance Share Plan (“EPSP”) ([ ] Grant payable in [ ]).

For contributions made from Base Salary, you can define the deferral period by electing which month of the plan year that you would like deductions from your Base Salary to begin and which month of the plan year you would like the deductions from Base Salary to end. For example, you may elect deductions from your Base Salary to begin on April 1, [       ] and end on

September 1, [       ]. Or, alternatively, you may elect to begin deductions on July 1, [       ] and end on December 31, [       ]. For a plan year, you can specify only one deferral period.

Bonus Compensation and EPSP Awards are typically paid in March of each calendar year. The deferral will be credited to the EDC Plan at the time when such payments are made.

Distribution Options

The new law requires that a distribution option must be elected at the time the deferral election is made. For each deferral election, the following distribution options may be selected:

•	Option 1 – Lump Sum - Date Certain – The amount deferred is payable in a lump sum in January of the year in which you would like to receive the distribution. The amount deferred under this option must remain in the plan for a minimum of three plan years.

•	Option 2 – Lump Sum – Separation from Service – The amount deferred is payable in a lump sum six months following the month of separation from service from the company.

•	Option 3 – Monthly Installments – Separation from Service – The amount deferred is payable in monthly installments beginning six months following the month of separation from service from the company. The number of years in which the monthly installments can be made may range between 3 years and 10 years.

Note: Separation from Service for the purposes of the EDC Plan means when you leave active employment from the Company.

Subsequent elections to change the distribution option originally elected are permissible but must meet the following requirements:
•	The subsequent distribution election must be made at least 12 months prior to the date in which the first payment for the deferral is scheduled to be made.

•	The subsequent election will only take effect 12 months following the date in which the election was received.

•	The election must defer the first payment for at least 5 years from the date it otherwise would have been made.

For example, for this enrollment, you selected distribution option 1 for your deferrals from base salary to be paid to you in January 2008. You later decide that you would like to change the year in which to receive the distribution. A new distribution election can be made for this specific deferral up until December 2006 (at least 12 months prior to the scheduled distribution date of January 2008). The new election will take effect 12 months following the date when the election was made (December 2007). The earliest year that can be elected for the distribution to be made is January 2013 (January 2008 + five years).

Plan Administration

Fidelity Investments will administer the EDC Plan. Deferrals designated for the EDC Plan will be placed into the AZEDP temporarily until the EDC Plan is established. This is expected to be completed by the end of the first quarter in 2005. Information about how to access your account with Fidelity and the investment options available is included in Appendix A.

Special Considerations

As you consider making deferral elections into the EDC Plan, you may want to consider the following:

•	[ ] 401k Contribution Limits - In [ ], you will have additional savings opportunities under the AZ $avings and $ecurity Plan. Generally, the pre-tax deferral limit for calendar year [ ] is increased to $[ ]. If you will be 50 or older in [ ], you can make a separate election for a catch up contribution for up to $[ ] on a pre-tax basis.

•	Taxing Impact - Deferrals into the EDC Plan will be subject to income tax withholding as required by federal and state tax authorities. A summary of the requirements is reflected in Appendix B.

•	Deferral Contribution Impact on Other Company Retirement Plans - Amounts elected to be deferred in the EDC Plan are not considered “eligible earnings” for the AZ $avings and $ecurity Plan or “pensionable earnings” under the Company’s qualified pension plans. However, deferrals credited to the EDC Plan will be included in determining benefits under the AstraZeneca Supplemental Retirement Plan. The AstraZeneca Supplemental Retirement Plan is a non-qualified plan that restores certain qualified plan retirement benefits that are lost due to various IRS limitations, including deferrals made into the EDC Plan. Please refer to the AstraZeneca Supplemental Retirement Plan Highlights for additional information on restoration benefits associated with deferrals made under the EDC Plan. The AstraZeneca Supplemental Retirement Plan Highlights can be found in HR. Connect on the HR website.

•	General Creditor of the Company - You should also keep in mind that all account balances in the EDC Plan and AZEDP represent a general obligation of the Company to pay those amounts in accordance with the terms of the EDC Plan and AZEDP. As the EDC Plan and AZEDP are “non-qualified” plans, there are no specific assets of the Company that secure these obligations, and your rights to receive payment are those of a general creditor of the Company.

Appendix A

Account Access with Fidelity Investments

Fidelity Investments® provides recordkeeping and trustee services for the AZEDP and the EDC Plan (when established). If you participate in the Plans, you can access information about your account and process certain transactions online, such as establishing and changing your investment options, by connecting to Fidelity’s NetBenefits® via the AstraZeneca Intranet or through the Internet. If you prefer to use the telephone, the AstraZeneca Employee Service Center offers you access 7 days a week, virtually 24 hours a day, via the Voice Response System. And Service Center Representatives are also available to assist you Monday through Friday, 8:30 a.m. to midnight, ET.

By Phone: 1-877-307-7662

Online through Fidelity NetBenefits®:

Via the Internet: www.401k.com – click on Access My Account

  Via the AstraZeneca Intranet:
  1.  Go to AZ Intranet Home Page
  2.  Click on the Human Resources website
  3.  Click on the “Fidelity Net Benefits” link
  4.  Log in and select your Executive Deferral Plan* account.

*Deferrals earned and vested in 2005 will initially be placed into the AZEDP until the new EDC Plan is established.

Information and Education to Help You Make Informed Decisions

In addition to convenient account access, NetBenefits® also provides online financial planning tools. If you want to reassess your needs, you’ll have information at your fingertips to help you plan for short- and long-term financial goals.

Investment Options

You determine how to invest your contributions. You have access to a variety of investment options. The selection includes a choice of investments ranging from a more conservative money market fund to more aggressive stock investment options, as well as the AstraZeneca Company Stock Fund. The funds available in the plan are as follows:

  Vanguard Prime Money Market Fund –  Institutional Class
  Fidelity Short-Term Bond Fund
  Vanguard Total Bond Market Index Fund - Institutional Class
  Vanguard Balanced Index Fund*
  Vanguard Asset Allocation Fund
  Vanguard Value Index Fund – Institutional Class
  Merrill Lynch Basic Value Fund – Class A
  Spartan ® U.S. Equity Index Fund
  Fidelity Growth & Income Portfolio
  American Express New Dimensions Fund – Class Y

  Vanguard Growth Index Fund –  Institutional Class
  Vanguard Explorer
  Fidelity OTC Portfolio
  Vanguard Mid-Cap Index Fund –  Institutional Shares
  Vanguard Small-Cap Index Fund –  Institutional Shares
  T. Rowe Price Small-Cap Value Fund
  Spartan ® International Index Fund (EAFE  Index)
  Glenmede Institutional International  Portfolio – Institutional Class
  AstraZeneca Company Stock Fund

*The Vanguard Balanced Index Fund is the default fund if a participant does not make an investment election.

For more information on the investment options available to you, please refer to the “Performance and Research” link under View through NetBenefits®. Information on how to access NetBenefits® is described under the section “Account Access”.

Account Valuation

The EDC Plan and AZEDP are valued on a daily basis. This means that any transactions you request on a business day before 4 p.m. Eastern Time, will be processed that same day. Your account balance and investment options will reflect those changes on the next business day. Transaction requests received after 4 p.m. will be processed on the next business day.

Distributions from the Plan

Fidelity Investments makes all benefit payments under the plans. Allowing Fidelity to process distributions minimizes the exposure of investment fluctuations by reducing the time between the valuation date and the actual payment date. Distributions are valued on the 25th of each month and completed by the end of the month. Distributions can be automatically deposited into a personal account if the electronic deposit information is received by Fidelity at least 45 days prior to the scheduled distribution date. Contact the Fidelity Service Center for more information.

Appendix B

Tax Impact on Deferred Compensation

EDC Plan deferrals will be subject to income tax withholding as required by federal and state tax authorities. Based on current tax guidelines, the table below shows the Company’s withholding and reporting practices for including deferrals in your taxable income:

	Year of Deferral into the EDC Plan	Year of Distribution from the EDC Plan
Federal Income Tax	No	Yes
FICA/Medicare Tax	Yes	No
State Income Taxes
Delaware	No	Yes
Pennsylvania	Yes	No
All other states	No	Yes

An important note to Pennsylvania residents: AstraZeneca withholds state income taxes based on the employee’s work location:

  Pennsylvania residents who work in Delaware will not have any Delaware or Pennsylvania state income tax withheld on amounts deferred into the EDC Plan. If you fall into this category, you should consult your tax advisor as to whether you will need to report and pay Pennsylvania income tax for any amounts deferred in the plan for the year in which the deferral was made. AstraZeneca will provide a statement reconciling annual Federal taxable wages to annual Pennsylvania taxable wages, which will include the EDC Plan deferrals as a reconciling difference.

  Pennsylvania residents who work in Pennsylvania will have the appropriate Pennsylvania state income taxes withheld on amounts deferred into the EDC Plan and the deferral amount will be included in Pennsylvania taxable wages.

  Note: The tax impact on deferred compensation described in this Summary Plan Highlights for the EDC Plan was prepared based on the Company's general understanding of the tax laws of the U.S. effective as of January 1, 2005. Tax laws and tax regulations are subject to change. As such, the summary set forth above may change. Additionally, the Company's general understanding of the law may not apply to your personal tax situation. This tax summary may not be applicable if you are a citizen of another country or are considered a resident of another country for U.S. tax purposes. You should consult your tax advisor to determine your personal tax treatment related to deferral made into the EDC Plan.